NEWS RELEASE

EMX Royalty Acquires Further Shares and Warrants of Boreal Metals Corp.

Vancouver, British Columbia, February 20, 2019 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce it has acquired ownership of 1,995,672 common shares (representing 2.63% of the outstanding shares) and warrants to purchase an additional 1,995,672 common shares of Boreal Metals Corp. (“Boreal”; TSX-V: BMX). The acquisition was made pursuant to a private placement of units, each unit consisting of one common share and one warrant to purchase a further common share, at a price of $0.095 per unit (for a total investment of $189,589 by EMX), which closed today.

Immediately prior to the acquisition, EMX had ownership of 5,530,063 common shares (representing 9.4% of Boreal’s outstanding common shares). Immediately following the acquisition, EMX had ownership of 7,525,735 common shares (representing 9.9% of Boreal’s outstanding common shares) and warrants to purchase an additional 1,995,672 common shares. If the warrants were exercised, EMX would have ownership of 9,521,407 common shares (representing 12.20% of Boreal’s outstanding common shares).

The shares and warrants were acquired for investment purposes under the prospectus exemption set out in section 2.3 [Accredited investor] of National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators. Presently, EMX does not have any intention of acquiring any further securities of Boreal but may acquire ownership of or control over further securities in the future depending upon market circumstances.

EMX has filed an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the acquisition. Copies of the Report may be obtained from SEDAR (www.sedar.com) or without charge from EMX’s Corporate Secretary, Lori Pavle (604-688-6390).

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

The recent advancements of the Company's asset portfolio underscore EMX's focus on steadily increasing global revenue streams from strategic investments, royalties, and other payments. The Company's goal is to substantially grow our cash flowing royalty portfolio while providing multiple opportunities for exploration and production success.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email:SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the quarter ended September 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year ended December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com